Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Lilis Energy, Inc. on Form S-8 of our report dated March 3, 2017, with respect to our audits of the consolidated financial statements of Lilis Energy, Inc. and Subsidiaries as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015 appearing in the Annual Report on Form 10-K of Lilis Energy, Inc. for the year ended December 31, 2016. We were dismissed as auditors on April 13, 2017 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference into the Registration Statement on Form S-8 for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

August 25, 2017